Exhibit 99.63

NEWS RELEASE

Gunnison Copper Announces that Rio Tinto and Amazon Web Services Collaborate to Bring Low-Carbon Nuton® Copper from Gunnison’s Johnson Camp Mine to U.S. Data Centers

January 15, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) announces Rio Tinto’s strategic collaboration with Amazon Web Services (AWS) that will see AWS become Nuton® Technology’s first customer following the breakthrough first industrial-scale deployment of the innovative bioleaching technology at Gunnison’s Johnson Camp copper mine in the

U.S. last month.

Under the agreement, AWS will use the first Nuton copper ever produced in components of its U.S. data centres, while also providing cloud-based data and analytics support to accelerate the optimisation of Nuton’s proprietary bioleaching technology at Gunnison Copper’s Johnson Camp Mine. Data centres use copper in a wide variety of applications, including electrical cables and busbars, windings in transformers and motors, printed circuit boards, and heat sinks on processors.

Nuton also utilises AWS platforms to simulate heap-leach performance and feed advanced analytics into Nuton’s decision systems, allowing for optimised acid and water use while improving predictions for copper recovery.

Nuton’s modular bioleaching system works by extracting copper from primary sulphide material using naturally occurring microorganisms. This modular approach, combined with digital tools, enables rapid scaling and tailoring of the technology to different mineralized material bodies, reducing the pathway from concept to production.

The process produces 99.99% pure copper cathode at the mine gate and removes the need for traditional concentrators, smelters and refineries, significantly shortening the mine-to-market supply chain. Nuton is projected to use substantially less water and have lower carbon emissions compared with conventional concentrator processing routes, while also recovering value from material previously classified as waste.

Rio Tinto Copper Chief Executive Katie Jackson said: “This collaboration is a powerful example of how industrial innovation and cloud technology can combine to deliver cleaner, lower-carbon materials at scale. Nuton has already proven its ability to rapidly move from idea to industrial production, and AWS’s data and analytics expertise will help us to accelerate optimisation and verification across operations.

“Importantly, by bringing Nuton copper into AWS’s U.S. data-centre supply chain, we’re helping to strengthen domestic resilience and secure the critical materials those facilities need, closer to where they’re used. Together we can supply the copper critical to modern data infrastructure while demonstrating how mining can contribute to more sustainable supply chains.”

Amazon’s Chief Sustainability Officer Kara Hurst said: “Amazon’s Climate Pledge goal to reach net zero carbon by 2040 requires us to innovate across every part of our operations, including how we source the materials that power our infrastructure.”

“This collaboration with Nuton Technology represents exactly the kind of breakthrough we need—a fundamentally different approach to copper production that helps reduce carbon emissions and water use. As we continue to invest in next-generation carbon-free energy technology and expand our data center operations, securing access to lower-carbon materials produced close to home strengthens both our supply chain resilience and our ability to decarbonize at scale.”

Gunnison Copper’s Chief Executive Officer and President Stephen Twyerould said: “Having the first Nuton copper produced from Johnson Camp used in AWS’s U.S. data centres is a significant milestone for this innovative technology’s ability to deliver lower-carbon, domestically produced and used copper. This collaboration highlights how innovation, digital optimisation, and Made-in-America copper production can strengthen U.S. supply chains, while supporting the growing demand for critical minerals powering modern infrastructure.”

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment ("PEA") yielding robust economics including an NPV8% of $1.3 billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison's Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company's technical report entitled "Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment" dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

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Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company's mineral projects; the results of the preliminary economic assessment on the Gunnison Project; the goal of being debt free in 2026; and the exploration and development of the Company's mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, Nebari will convert the remaining principal amount of the Second ARCA, the availability of financing to continue as a going concern and implement the Company's operational plans, expectations regarding the receipt of 48C tax credits, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nebari not converting the remaining principal amount of the Second ARCA and the Company not having sufficient funds to repay such amount, the Company receives less 48C tax credits than expected, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company's business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially

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reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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